

REVOLUTIONIZING
CORPORATE <> STARTUP ENGAGEMENT

"Whether it's a temporary pitch, or for a long-term solution, SwitchPitch Connect offers a unique opportunity to build a network, solve problems and foster innovation."

Bryson Koehler,
Chief Information and Technology Officer, The Weather Company



EXECUTIVE SUMMARY

WHAT WE DO:

SaaS marketplace and startup directory connecting big companies to nimble startups – unlocking incredible resources and productivity – *LinkedIn for business development.*

WHY NOW?

Digital collaboration between large and small business is a **$1.5 trillion growth opportunity**, equivalent to 2.2% of global GDP

– **Accenture**

TRACTION TO DATE:

- Q4 '15: Citibank is first paid enterprise client; 200 enterprise users
- Q1 '16: Time Inc, Barclays, Syngenta added as beta users

CURRENTLY RAISING:

- $1.5 million seed round
- Previously raised $505k from Dreamit Ventures, Allen Morgan and Stan Shuman

TEAM EXPERIENCE



CUSTOMERS



PROBLEM



Big Companies
Losing market share
to innovative startups

Startups
Cannot break into
big company needs

IDC predicts 1/3 of the top 20 companies in every industry will see their profits, revenues & market positions decline as a result of disruption by emerging market forces, such as a nimble startup or a product created by a rival.

SOLUTION

SwitchPitch
GET DEALS DONE

Harnessing the power of the marketplace for frictionless innovation



Big Companies
Projects
Marketplace
Projects
Submissions
Startups
Database
Searchable
15,000+ directory
with integrated **AI**
for highly-targeted
recommendations

HOW IT WORKS

SwitchPitch makes enterprise startup engagement and supplier diversity programs easier and more efficient:

 **Save time**: Big companies discover the best solution for their needs, through specific startup submissions from our vast startup network.

 **Stay ahead of innovation**: Reach the best, most innovative startups and small businesses with real solutions ready to execute on projects.

How customers use SwitchPitch Connect:

- **Citi** reimaged how to provide ongoing value to its work force using innovative startup solutions

- **Assurant** quickly determined proof-of-concept for new mobile ideas

- **Global Payments** discovered a SMB loyalty rewards platform to drive more customer transactions

MARKET SIZE

Digital collaboration between large and small business is a **$1.5 trillion growth opportunity -** equivalent to 2.2% of global GDP

       – **Accenture**

Fortune 500 companies spend $104 billion annually on supplier diversity

       – **National Minority Supplier Development Council**



WHY NOW?



SwitchPitch
GET DEALS DONE

Startups exploding

techstars

Large companies losing market share

Hilton

airbnb

Technology costs dropping

amazon web services

Willingness to work with startups

TRACTION

$3 mm in revenue for startups

35% of projects matched

200+ big companies

15,000+ startup profiles



Monthly Growth

Legend:
- Startups
- Enterprise
- Bids

2015 (Sept, Oct, Nov)

Featured in: Bloomberg Inc. U.S.News & WORLD REPORT Entrepreneur UPSTART business journal

USE CASES

Projects cut across corporate divisions and are needed in
strong economies for innovation, and slow economies for cost savings

HR	Sales / Marketing	Operations	Technology	Product
	HAVAS	 The Weather Company	THALES	OXFORD UNIVERSITY PRESS
Smarter Worklife Challenge	Relevant-Time Marketing Analytics	Cloud Video Editor	Assured PNT	Word Games
Crowd-source HR innovation to improve the "Employee Journey"	Create an interactive dashboard that provides a 'snapshot' of a brand's health	A light weight, cloud based video editor that works on top of existing streaming technologies	Provide position, navigation and timing indoors or an enclosed space	Build a fun, engaging word/ language game app to be used in connection with the Oxford Global Languages initiative

MONETIZATION

SwitchPitch GET DEALS DONE

B2B SaaS Business Model

	Standard ($1,000/month)	Pro ($5,000/month)	Enterprise ($10,000/month)
Efficient tools to manage projects	✔	✔	✔ *
Project posting per month	10	20	Unlimited
Participation with live SwitchPitch events (customize startup Terms/Conditions and more!)	2	5	Unlimited
Private project directory	-	✔	✔
Search startup directory	-	✔	✔
Direct introductions to startup networks	-	✔	✔
Save and share startups internally	-	-	✔
Log deal details on startup profiles	-	-	✔
Push projects to specific startups (TechStars, Dreamit and many more!)	-	-	✔
Invite startup to bid on project	-	-	✔
Customization features	-	-	✔

* Enterprise plan – including internal initiatives such as Hackathons

TEAM



Michael Goldstein
President

- 2 prior consumer online subscription startups with successful exits.
- 15+ years startups business development experience.



Jeff Ryder
Business Development

- Chief Strategy Officer at Exelis (XLS)
- 15 years innovation / strategy experience



Mariah Robinson
Marketing

- Extensive social media / content marketing experience

Board / Advisors



Ian McNish
LinkedIn Founding Team



Allen Morgan
IdeaLab / Mayfield



David Steinberg
Zeta Interactive



Bill Angeloni
FreeMarkets GM (former)

COMPETITION

	SwitchPitch	DevPost	Partnered	You Noodle	Matter mark	Kite	CB Insights	Ideo
Startup profiles	x	x	x	x	x	x	x	
3rd-party startup data	x	x	x		x	x	x	
Post challenges / hackathons	x	x	x	x				x
Startup submissions	x	x		x				
Used by multiple corporate divisions	x		x					x
Scalable model	x				x	x	x	
Idea aggregation	x							x
Projects Marketplace	x							

We are stronger than the competition with marketplace approach; startup distribution & end-to-end solution

We are threatened by the competition in ease of adoption & onboarding

EXIT COMPARISONS



acq. by

ARIBA®

$493 m


birchmere VENTURES

Money 20/20

acq. by

i2i Events

$100 m

n/a

indeed™
one search. all jobs.

acq. by


RECRUIT

n/a

USV

A&CO ALLEN & COMPANY EST. 1932

Publicly Traded

LinkedIn®

$30 b


freelancer.com

$776 m

INVESTMENT

$1.5 million investment

Current Investors

- Dreamit Ventures
- Michael Goldstein   –   Board Member
- David Steinberg
- Caivis Acquisition Corp.

Use of Proceeds

- Technology Development   – $350k
- Team Expansion   – $625k
- Marketing / PR / Lead Gen   – $225k
- Global Launch   – $150k

APPENDIX / BACKUP

GO-TO-MARKET

Distribution Strategy: Network effect for startup acquisition leveraging big company relationships



	Traction 2016	Growth 2017
Main focus:	Expand team	Global expansion
Priority tasks:	• Hire VP Dev and VP Sales • Enlist vertical sales partners • Client onboarding / training • Rollout startup partner program	• Executive team • Global product rollout • Deep penetration into 5 top verticals
Target results:	• 100 projects live • 20 recurring clients • 40% clients aggregating employee ideas	• 1,000 projects live • 100 recurring clients • 80% y/y client retention

PROCESS



ESTABLISHED COMPANIES

Identify startups using 15k+ startup database

Companies track startups using tags and notes

Top priorities posted to marketplace

Big company stakeholders rank / vote on bids

1 → **2** → **3** → **4** →

Big company engages with best startup solution & deals are done

Startups create SwitchPitch profiles

Startups add case studies & client ratings / reviews

Startups find relevant projects on SwitchPitch

Startups submit bids for projects

STARTUPS

LOOKING FORWARD

- We are seeking $1.5 million

- We aim to scale enterprise clients and startup community partners in the next 12 months



PRODUCT SCREENS



PRODUCT ROADMAP



ENTERPRISE USERS















MARKETING DEEP DIVE

SwitchPitch
GET DEALS DONE

Path to **100** Customers


100
Customers
Reseller network
Hire VP Marketing
Attend innovation conferences
Content marketing with Hubspot
Hire Director of Sales
Marketing automation
PR launch for Connect
Customer
Time

STARTUP NETWORK

SwitchPitch
GET DEALS DONE

REACH INNOVATIVE STARTUPS

Accelerator Partners



Global Accelerator Network

Global Consulate Partners



Government of Israel
Economic Mission to North America
New York Office

Canadian International Development Agency



SWITZERLAND GLOBAL ENTERPRISE
enabling new business

USES

SwitchPitch
GET DEALS DONE

Innovation

✓ Manage startups on our platform and leverage their capabilities
✓ Identify proven innovative solutions, not just concepts
✓ Gain access to our vast startup database to expand your reach

Business Development

✓ Identify startups specifically with your needs
✓ Lower risk by selecting resources with direct, proven experience, rather than just validated skills

RFP / Procurement

✓ Identify new vendors not found in other procurement channels
✓ Find innovative solutions for all types of procurement needs
✓ Control the RFP process with custom questions